Medtronic

The Story of a Medical Technology Leader

Innovating for life.

Filed by Covidien plc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Filer’s SEC File No.: 001-33259
Date: June 16, 2014

A Note From Legal
The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of
Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.
The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.
NO OFFER OR SOLICITATION
PARTICIPANTS IN THE SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.
Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information
regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy
Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form
10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC.  Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule
14A, dated January 24, 2014, which are filed with the SEC.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of
Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy
Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS
AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2692, and will be able to obtain free copies of the Joint
Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.

Living Our Mission in All We Do alleviate pain restore health extend life –written in 1960

Cardiac and
Vascular Group
$8.8B
Strengthened by Our Breadth
Restorative
Therapies Group
$6.5B
Cardiac rhythm
disease management
Structural heart
Coronary
Surgical
technologies
Neuromodulation
Spine
Endovascular
Diabetes Group
$1.7B
FY2014
Revenue by Business
$17.0B

Diabetes
Neurological
Spinal and orthopedic
Ear, nose and throat
Structural heart
Urological, urogynecological and gastroenterological
Endovascular
Coronary
Cardiac rhythm
Thyroid conditions
Otologic disorders
Sleep-disordered
breathing
Pediatric conditions
Ménière’s disease
Heart valve disease
Congenital heart disease
Overactive bladder and urinary retention
Nausea and vomiting associated with gastroparesis*
Fecal incontinence
Coronary artery
disease
Alleviating Chronic Conditions
* Humanitarian device in the United States – the effectiveness for this use has not been demonstrated
Severe spasticity
Parkinson’s disease
Essential tremor
Dystonia*
Hydrocephalus
Obsessive-compulsive
disorder*
Brain tumors and lesions
Cranial trauma
Tibial fractures
Cervical degenerative disc disease
Scoliosis
Degenerative disc disease
Spinal fracture
Atrial fibrillation
Slow heart rates
(bradycardia)
Fast heart rates
(tachycardia)
Heart failure
Asymptomatic
heart rates
Sinus diseases
Peripheral vascular disease
Aortic aneurysms
Chronic pain
Subdural hematomas
Lumbar spinal stenosis
Orthopedic trauma

Delivering Innovative Solutions Around the World
countries
140
+
locations
200
+
international sales
45
%
strategic regions
8
Latin America Middle East / Africa
Central / Eastern Europe
Greater China
United States
Asia Pacific
Western Europe / Canada
South Asia